News Release

November 24, 2006	SVU: TSX
N.R. 2006-10

Spur Ventures to Establish Representative Office in Beijing
And to Move Two Senior Positions to China

Vancouver, Canada – Spur Ventures Inc. ("Spur", TSX: SVU, NASDAQ OTC BB: SPVEF) announced today several key changes aimed at enhancing its ability to deliver results in China.

Beijing Representative Office

When the Spur-Hebei Tianren merger is completed, Spur will have six Sino-foreign joint ventures with more than 900 employees at three NPK production facilities, a trading company, the largest distributor of NPK’s in China and a phosphate mining group. As a result, Spur has decided to open a representative office in Beijing early in 2007 to manage its operations. Beijing is the centre of government and the home base of most fertilizer companies conducting business in China. It also has excellent transportation connections and access to the legal and financial services Spur requires.

Management Changes

“Spur needs its senior team on the ground in China.” Dr. Rob Rennie, Spur’s President & CEO explained. In addition to Zhai Jidong, Spur’s newly appointed Chief Operating Officer, the CFO and VP Corporate Development positions will also be based in China effective January 01, 2007. Only the positions of President & CEO, General Counsel & Corporate Secretary and corporate accountant will remain in Canada. "All of Spur’s customers, employees and business are in China, and it is a logical progression to now have these key positions in China”, Rennie continued.

Michael Chen, Spur’s current CFO, will not be able to relocate permanently to Beijing for personal reasons. “Michael has done a great job for Spur and we respect his decision”, Dr. Rennie explained. "Michael will remain with Spur on a consulting basis, and will assist in the orientation of our new CFO, whose appointment will be announced separately".

Moving Along the Agricultural Value Chain

Spur is acquiring the four businesses of Hebei Tianren to fast track its growth and to take advantage of emerging market trends in China. "In accordance with its WTO commitments, on December 11, 2006 China is scheduled to open its doors for the first time to foreign companies investing downstream into the market place", said Dr. Rennie. "Spur's planned acquisition of the Ag Franchise group as part of the Tianren merger will allow us to place more emphasis on agricultural marketing in China and to be one of the first to take advantage of this change in policy".

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

November 24, 2006

Spur is committed to use its extensive network and experience to introduce new products and services to its Chinese customers by bundling them with those currently being marketed by the Ag Franchise Group. “The Ag Franchise group already has an approximate 10% share of the Chinese NPK market and accesses more than 5,000 dealers, mostly north of the Yangtze River", Dr. Rennie added.

Spur is also in negotiations to license several products for use in China, which management believes will help differentiate Spur from being a commodity fertilizer company into a leading edge supplier of all of the plant nutrients the Chinese farmer requires.

To spearhead this key initiative, Spur has created the position of Director of China Market Development, reporting to Joel Jeangrand, Spur’s Vice President of Corporate Development. “We have been successful in recruiting a very capable and respected leader for this position and will make a formal announcement in the near future”, Dr. Rennie stated.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spur will be the preferred supplier of all the knowledge, products and services the Chinese farmer needs to be successful.

For further information, please contact Dr. Robert Rennie at 604-689-5564 or Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com